News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 27, 2019

Seabridge Gold Files 2018 Year End Audited Financial Statements and MD&A

Toronto, Canada…Seabridge Gold announced today that it has filed its Audited Consolidated Financial Statements and its Management's Discussion and Analysis for the year ended December 31, 2018 on SEDAR (www.sedar.com) and its Form 40-F has been filed with the SEC on EDGAR (www.sec.gov/). The Company’s Shareholders may, upon request, receive a hard copy of the Company's complete 2018 audited consolidated financial statements free of charge. To review these documents on the Company’s website, please see http://www.seabridgegold.net/sharefinrep.php.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net